                FILED BY MILLENNIUM PHARMACEUTICALS, INC. PURSUANT TO RULE 425
            UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE
                                         14A-12 OF THE SECURITIES ACT OF 1934.

                                       SUBJECT COMPANY: COR THERAPEUTICS, INC.

                                                COMMISSION FILE NO.: 000-19290

                             [MILLENNIUM LETTERHEAD]

News Release
FOR RELEASE JANUARY 22,
2002 AT 4:01 PM ET


Contacts:

Clare Midgley
Vice President, Corporate Communications
(617) 679-7480

Gina Brazier
Director, Investor Relations
(617) 551-3611


               MILLENNIUM REPORTS YEAR END 2001 FINANCIAL RESULTS
               -- EXPECTS SIGNIFICANT CLINICAL PROGRESS IN 2002 --

CAMBRIDGE, MASS., JANUARY 22, 2002 - Millennium Pharmaceuticals, Inc. (Nasdaq:
MLNM) today reported consolidated financial results for the year ended December 31, 2001.

Revenue for the year ended December 31, 2001 was $246.2 million compared to $196.3 million in 2000, with Millennium's alliances continuing to provide the company with substantial cash flow to help build its business.

Expenditures for research and development for the year ended December 31, 2001 were $400.6 million versus $268.7 million in 2000. This increase represents our continued investment in building a sustainable product pipeline of important programs in major franchise areas.

General and administrative expenses for the year ended December 31, 2001 were $82.7 million versus $49.3 million for 2000. This increase is largely due to the expansion of Millennium's commercial organization, other business groups, facilities and infrastructure necessary to support the development of our pipeline and growth in all areas of our business.

Other income (net) for the year ended December 31, 2001 was $112.1 million versus $29.8 million for 2000. This increase is due to a higher level of invested funds as well as a $20.0 million gain received in connection with the December 2001 restructuring of our partial interest in Millennium & ILEX Partners, L.P.

Loss before acquisition related charges and debt conversion expenses for the year ended December 31, 2001 was $124.9 million, or $.57 per share compared to a loss before acquisition related charges, debt conversion expenses and the cumulative effect of change in accounting principle of $92.0 million or $.48 per share in 2000.

As of December 31, 2001 Millennium had approximately $1.5 billion in cash, cash equivalents and marketable securities. In addition, during 2001, Millennium recorded amortization charges of $64.6 million related to the 1999 acquisition of LeukoSite, Inc. and the 2000 acquisition of Cambridge Discovery Chemistry from Oxford Molecular Group Plc.

"The year 2001 was pivotal for Millennium and included major events that address our commitment to creating a long-term sustainable pipeline and delivering products to the market," said Kevin Starr, chief operating officer of Millennium. "We are pleased with the clinical progress made in 2001, particularly the initiation of a number of new trials for our lead oncology product, MLN341. In 2002, we believe we are well positioned to deliver three to four new compounds into human clinical testing through our internal efforts, further demonstrating the strength, breadth and depth of our franchise product portfolios."

YEAR 2001 COMPANY HIGHLIGHTS:

o    BREAKTHROUGH PRODUCTS: SUSTAINABLE PIPELINE
     Millennium made significant progress in the development of its clinical pipeline in 2001.

     o Campath(R) (alemtuzumab) humanized monoclonal antibody was cleared for marketing and successfully launched through our joint venture with ILEX in both the U.S and Europe.

     o Our lead oncology product candidate, MLN341 (formerly PS-341 and LDP-341), entered phase II trials in patients with hematologic cancers and phase I trials in combination with other commonly-used chemotherapeutic agents for the potential treatment of patients with solid tumors.

     o Our clinical investigators from the Dana-Farber Cancer Institute in Boston presented preliminary findings of an ongoing phase II clinical trial of MLN341 in patients with relapsed and refractory multiple myeloma at the American Society of Hematology (ASH) meeting in December. The study results indicated that MLN341 halted the progression of the disease in most study participants while reducing M protein, a primary marker of cancer severity in many patients. Overall, 85 percent (46 of 54) of the patients eligible for evaluation in the study experienced stabilization of the disease or a reduction in their M protein levels after receiving MLN341 for six weeks. Those receiving the new therapy experienced manageable side effects, including fatigue, diarrhea, decreased platelets and peripheral neuropathy.

     o The radio-labeled version of our anti-PSMA (prostate specific membrane antigen) antibody, MLN591 (formerly J591) is in a phase I trial in patients with hormone-refractory prostate cancer.

     o We initiated a phase II trial of MLN02 (formerly LDP-02) in patients with ulcerative colitis.

     o We initiated a phase II trial of MLN977 (formerly LDP-977) in patients with asthma.

     o We initiated a phase I trial of our first genomically-derived molecule, MLN4760, for the potential treatment of obesity.

o    PERSONALIZED MEDICINE AND PRODUCTIVITY

     Millennium continues to deploy its technology platform and clinical development initiatives to fundamentally change the drug discovery process, including more rapid development of its product pipeline. Currently, we are deriving pharmacogenomic data from three of our clinical programs: MLN341, MLN591 and MLN977.

     In 2001, we signed a number of critical technology alliances including:

     o STRUCTURAL GENOMIX, INC, to apply its high throughput structural discovery capabilities to Millennium's pipeline;

     o   AFFYMETRIX, INC., to advance gene expression array technology;

     o Access to PHARSIGHT CORPORATION's computer-assisted trial design methodology to establish a systematic approach for optimal drug development decision making; and

     o IMMUNOGEN, INC., to provide access to toxins and toxin-conjugation technology for our investigational monoclonal antibody therapeutic products.

o    VALUE CREATION

     Mergers and acquisitions, strategic partnering and in-licensing are all vehicles Millennium employs to strengthen its clinical and preclinical pipeline while balancing risk in its franchise areas. In 2001, Millennium entered into the following relationships:

     o ABBOTT LABORATORIES: Millennium and Abbott formed a unique strategic alliance covering joint discovery, development and commercialization of both drugs and molecular diagnostics for the treatment and management of obesity and diabetes. The collaboration has committed significant resources in its 45 active target programs. Of these programs, both companies consider 12 to be highly validated mechanisms with six having exciting chemical lead series.

     o IN-LICENSING: As a result of its ongoing aggressive in-licensing effort, Millennium brought in clinical and preclinical programs to augment its oncology portfolio: MLN591 from BZL Biologics, L.L.C., directed at prostate cancer; GC-C and its related ST ligand from Targeted Diagnostics and Therapeutics, Inc. directed at colon cancer; and a portfolio of new candidates from Xenova Group, plc, directed at solid tumors that work in a manner similar to dual topoisomerase inhibitors but with a novel dna-damaging mechanism of action.

     o PRODUCT COLLABORATIONS: Millennium and XOMA Ltd. entered into an agreement to collaborate on two vascular inflammation programs, CAB-2 and MLN01 (formerly LDP-01). XOMA will develop these programs through phase II and Millennium will retain commercialization options.

o ORGANIZATIONAL GROWTH AND DEVELOPMENT Further to pursuing our goal of building downstream capabilities, in 2001 we succeeded in attracting very capable talent in critical functions, including global commercial operations, clinical research and operations, strategic product development, government relations and regulatory affairs. Additionally, in the last quarter of 2001, we hired Nancy Simonian, M.D., as our vice president, clinical development. Prior to joining Millennium, Dr. Simonian was a vice-president of clinical research at Biogen where she had broad responsibilities across clinical development including oncology, AVONEX(R) (Interferon beta-1a) and ANTEGREN(R) (natalizumab) in multiple sclerosis and other inflammatory conditions.

In 2002, Millennium will continue to expand its downstream capabilities in three major areas, which will grow to comprise nearly 25 percent of our workforce: clinical development, commercial sales and marketing and manufacturing.

MERGER WITH COR THERAPEUTICS, INC. In December 2001, we announced our intention to merge with COR Therapeutics, continuing our successful strategy of utilizing mergers and acquisitions to build our company. Upon completion of the merger, the combined entity will possess leadership in four key franchise areas: cardiovascular disease, oncology, inflammation and metabolic disease as well as the commercial capabilities to support our growing cardiovascular and oncology franchises. The combined entity will receive revenue from an additional product on the market, the anti-platelet cardiovascular product, INTEGRILIN(R) (eptifibatide) Injection. The United States Federal Trade Commission (FTC) granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 on January 14, 2002 with respect to the proposed merger of the companies. Additionally, Millennium's Form S-4 registration statement filed in connection with the proposed merger was declared effective by the Securities Exchange Commission on January 8, 2002. We expect to close the transaction on February 12, 2002. Our operating results for 2002 will reflect approximately
10.5 months of the combined company.

MILLENNIUM'S 2002 FINANCIAL OUTLOOK
As previously disclosed in a press release issued by Millennium on January 7, 2002, this section contains forward-looking guidance about Millennium's financial outlook for 2002. Unless otherwise stated, this guidance includes the impact of the proposed COR transaction discussed above.

"Our 2002 guidance reflects a continuation of our strategy of leveraging our strong balance sheet and continued investments in building a leading biopharmaceutical company," said Starr. "To accomplish this goal, we will focus on INTEGRILIN growth, driving to major clinical milestones and building our four franchise areas of cardiovascular disease, oncology, inflammation and metabolic disease."

REVENUE: In 2002, revenue will consist of two components: INTEGRILIN sales and strategic partnerships. We expect worldwide INTEGRILIN annual sales to increase 30% to approximately $300 million in 2002, of which we expect to record revenue of approximately $150 million. In addition, we expect strategic alliance revenue of approximately $250 million for a total revenue forecast of more than $400 million.

RESEARCH AND DEVELOPMENT EXPENSE: In 2002, we expect to continue our investment strategy in our R&D efforts, resulting in total annual research and development spending in excess of $500 million. The focus of these investments will include expanded development programs for MLN341 and INTEGRILIN, new and ongoing clinical trials, continued investment in our discovery engine and industry leading platform.

NET OPERATING LOSS: Excluding charges related to acquisitions, we expect to record a net operating loss in the range of $175 to $200 million for 2002.

CASH AND DEBT: We expect to end 2002 with a cash balance in excess of $1.7 billion with approximately $250 million in long-term outstanding debt.

ACQUISITION RELATED CHARGES: In addition to net loss from operations, Millennium expects to record the following charges related to the COR Therapeutics acquisition. Millennium's acquisition of COR Therapeutics, Inc. is valued at approximately $1.9 billion. This will be accounted for as follows:

o Approximately $250 million will be recorded as a one-time, non-cash charge in 2002 for in-process research and development;

o Approximately $500 million of the total value will be allocated to intangible assets, primarily related to INTEGRILIN. These specifically identified intangible assets will be amortized over a 13-year period, with the 2002 impact expected to be $28 million.

The remainder, approximately $1.2 billion, will be allocated to net tangible assets acquired and goodwill.

Millennium, a leading biopharmaceutical company, applies its comprehensive and integrated science and technology platform for the discovery and development of breakthrough therapeutic and predictive medicine products, with a goal of delivering personalized medicine. Through the industrialization of this gene-to-patient platform, Millennium is also striving to accelerate the process of drug discovery and development. Headquartered in Cambridge, Massachusetts, Millennium currently employs approximately 1,500 people.

INTEGRILIN(R) is a registered trademark of COR Therapeutics, Inc. and AVONEX(R) and ANTEGREN(R) are registered trademarks of Biogen, Inc.

(tables follow)

THIS PRESS RELEASE CONTAINS "FORWARD-LOOKING STATEMENTS," INCLUDING STATEMENTS ABOUT OUR GROWTH AND FUTURE OPERATING RESULTS, DISCOVERY AND DEVELOPMENT OF PRODUCTS, POTENTIAL ACQUISITIONS, STRATEGIC ALLIANCES AND INTELLECTUAL PROPERTY. VARIOUS RISKS MAY CAUSE MILLENNIUM'S ACTUAL RESULTS TO DIFFER MATERIALLY,
INCLUDING: ADVERSE RESULTS IN OUR DRUG DISCOVERY AND CLINICAL DEVELOPMENT PROCESSES; FAILURE TO OBTAIN PATENT PROTECTION FOR OUR DISCOVERIES; COMMERCIAL LIMITATIONS IMPOSED BY PATENTS OWNED OR CONTROLLED BY THIRD PARTIES; OUR DEPENDENCE UPON STRATEGIC ALLIANCE PARTNERS TO DEVELOP AND COMMERCIALIZE PRODUCTS AND SERVICES BASED ON OUR WORK; DIFFICULTIES OR DELAYS IN OBTAINING REGULATORY APPROVALS TO MARKET PRODUCTS AND SERVICES RESULTING FROM OUR DEVELOPMENT EFFORTS; AND THE REQUIREMENT FOR SUBSTANTIAL FUNDING TO CONDUCT RESEARCH AND DEVELOPMENT AND TO EXPAND COMMERCIALIZATION ACTIVITIES. FOR A FURTHER LIST AND DESCRIPTION OF THE RISKS AND UNCERTAINTIES WE FACE, SEE THE REPORTS WE HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. WE DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC
MILLENNIUM HAS FILED WITH THE SEC A REGISTRATION STATEMENT ON FORM S-4 IN CONNECTION WITH THE PROPOSED TRANSACTION BETWEEN MILLENNIUM AND COR THERAPEUTICS, AND MILLENNIUM AND COR HAVE FILED WITH THE SEC AND MAILED TO THEIR RESPECTIVE STOCKHOLDERS A JOINT PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE TRANSACTION. THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT MILLENNIUM, COR, THE TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY.

INVESTORS AND SECURITY HOLDERS MAY OBTAIN FREE COPIES OF THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/ PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC BY MILLENNIUM AND COR THROUGH THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. IN ADDITION, INVESTORS AND SECURITY HOLDERS MAY OBTAIN FREE COPIES OF THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS FROM MILLENNIUM BY CONTACTING GINA BRAZIER OR FROM COR BY CONTACTING SHARI ANNES.

MILLENNIUM AND COR, AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS, MAY BE SOLICITING PROXIES FROM MILLENNIUM'S OR COR'S STOCKHOLDERS IN CONNECTION WITH THE TRANSACTION. A LIST OF THE NAMES OF MILLENNIUM'S DIRECTORS AND EXECUTIVE OFFICERS AND DESCRIPTIONS OF THEIR INTERESTS IN MILLENNIUM IS CONTAINED IN MILLENNIUM'S PROXY STATEMENT DATED MARCH 26, 2001, AND ITS ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000, AND ITS CURRENT REPORT ON FORM 8-K DATED DECEMBER 6, 2001, WHICH DOCUMENTS ARE FILED WITH THE SEC. A LIST OF THE NAMES OF COR'S DIRECTORS AND EXECUTIVE OFFICERS AND DESCRIPTIONS OF THEIR INTERESTS IN COR IS CONTAINED IN COR'S PROXY STATEMENT DATED APRIL 26, 2001, ITS ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000 AND ITS CURRENT REPORT ON FORM 8-K DATED DECEMBER 7, 2001, WHICH DOCUMENTS ARE FILED WITH THE SEC. A MORE COMPLETE DESCRIPTION IS AVAILABLE IN THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS.

                                       ###


NOTE: MILLENNIUM WILL HOST A CONFERENCE CALL AT 5:00 P.M. EASTERN TIME ON JANUARY 22, 2002. THE CALL WILL BE WEBCAST ON THE INVESTOR RELATIONS SECTION OF MILLENNIUM'S WEBSITE AT WWW.MILLENNIUM.COM AND WILL BE ARCHIVED UNTIL FEBRUARY 1, 2002.

MILLENNIUM REPORTS YEAR END 2001 FINANCIAL RESULTS

                        MILLENNIUM PHARMACEUTICALS, INC.
                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

CONSOLIDATED STATEMENT OF OPERATIONS DATA
(in thousands, except per share amounts)



                                                   THREE MONTHS ENDED            YEAR ENDED
                                                       DECEMBER 31,             DECEMBER 31,
                                                 ----------------------  ------------------------
                                                   2001          2000       2001          2000
                                                 ----------------------  ------------------------
                                                      (UNAUDITED)
REVENUES:
Revenue under strategic alliances                 $ 54,611    $ 58,686    $246,216     $ 196,269
                                                 ----------------------  ------------------------

COSTS AND EXPENSES:
Research and development                           114,630      77,846     400,575       268,740
General and administrative                          28,715      14,996      82,663        49,315
                                                 ----------------------  ------------------------
   Total costs and expenses                        143,345      92,842     483,238       318,055
                                                 ----------------------  ------------------------

OTHER INCOME, NET                                   38,307      18,699     112,138        29,834

LOSS BEFORE AMORTIZATION CHARGES, DEBT
CONVERSION EXPENSES, CUMULATIVE EFFECT OF
CHANGE IN ACCOUNTING PRINCIPLE AND DEEMED
PREFERRED STOCK DIVIDEND (NOTE 4)                  (50,427)    (15,457)   (124,884)      (91,952)
                                                 ----------------------  ------------------------

Amortization of intangibles (Note 1)               (16,544)    (16,512)    (64,554)      (55,123)

Debt conversion expenses (Note 1)                        -      (5,520)     (2,567)      (54,852)

Cumulative effect of change in accounting
principle (Note 1, 2)                                    -           -           -      (107,692)

Deemed preferred stock dividend (Note 3)                 -           -           -       (45,668)

Loss per share before amortization charges,
debt conversion expenses, cumulative effect
of change in accounting principle and
deemed preferred stock dividend (Note 4)          $  (0.23)   $  (0.07)   $  (0.57)   $    (0.48)
                                                 ======================  ========================
Weighted average shares, basic and diluted         222,415     211,786     218,937       192,835
                                                 ======================  ========================


Note 1: Deducted from the loss before amortization charges, debt conversion expenses, cumulative effect of change in accounting principle and deemed preferred stock dividend to arrive at net loss for the periods presented in 2001 and 2000, respectively.

Note 2: The cumulative effect of change in accounting principle is a one-time, non-cash charge relating to Millennium's adoption of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101") adopted retroactively to January 1, 2000.

Note 3: A one-time deemed preferred stock dividend related to Millennium's repurchase of Millennium Predictive Medicine, Inc. preferred stock previously held by Becton, Dickinson and Company is deducted from net loss for the year ended December 31, 2000 to arrive at net loss attributable to common stockholders.

Note 4: Net loss attributable to common stockholders for the quarters ended December 31, 2001 and 2000 was $66,971 or $(0.30) and $37,489 or $(0.18) per
basic and diluted share, respectively. Net loss attributable to common stockholders for the year ended December 31, 2001 and 2000 was $192,005 or $(0.88) and $355,287 or $(1.84) per basic and diluted share, respectively.


CONDENSED CONSOLIDATED BALANCE SHEETS               DECEMBER 31,  DECEMBER 31,
(in thousands)                                          2001         2000
                                                    ------------  ------------
Cash, cash equivalents and marketable securities     $1,474,868   $1,452,367
Other current assets                                     39,749       33,213
Property and equipment, net                             168,600       85,803
Restricted cash and other assets                         60,670       34,599
Goodwill and intangible assets, net                     163,847      205,940
                                                    ------------  ------------
        Total assets                                 $1,907,734   $1,811,922
                                                    ============  ============

Current liabilities                                  $  203,163   $  136,174
Deferred revenue                                         17,902       88,169
Capital lease obligations, net                           35,107       29,369
Long term debt                                           83,325       95,927
Stockholders' equity                                  1,568,237    1,462,283
                                                    ------------  ------------
   Total liabilities and stockholders' equity        $1,907,734   $1,811,922
                                                    ============  ============
